Will H. Cai +852 3758 1210 wcai@cooley.com

March 8, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Melissa Walsh, Senior Staff Accountant Mr. Stephen Krikorian, Accounting Branch Chief Mr. Kyle Wiley, Staff Attorney Mr. Larry Spirgel, Office Chief

Re:	Bitdeer Technologies Group Responses to Staff’s Comments on Amendment No. 11 to Draft Registration Statement on Form F-4 Submitted February 10, 2023 CIK No. 0001899123

Ladies and Gentlemen:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 1, 2023 relating to the above referenced Amendment No. 11 to Draft Registration Statement on Form F-4 (the “DRS/A”), comment 13 contained in the letter dated December 23, 2022 relating to certain projected information of Bitdeer, and a verbal comment communicated to the Company on March 6, 2023. Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR.

The Staff’s comments are repeated thereafter in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Amendment No. 11 to Draft Registration Statement on Form F-4

Risk Factors, page 42

1.	Please provide risk factor disclosure clarifying that, based on the relevant facts as they exist today, Zcash may be a security under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Registration Statement.

March 8, 2023

Comment of the Staff contained in the letter dated December 23, 2022

Certain Projected Information of Bitdeer, page 136

13.	We note the projections provided by Bitdeer to BSGA included in your registration statement were prepared in December 2021 for the two-year period ending December 31, 2022. Given the age of the projections and the recent volatility, bankruptcies and financial distress in the crypto asset market, please confirm whether or not the projections still reflect management’s views on future performance. Describe what consideration your board gave to obtaining updated projections or a lack of reliance upon the projections. In doing so, address whether key assumptions underlying the projections have reflected actual performance (including, but not limited to, the price of Bitcoin and Bitdeer’s proprietary and total network hash rate and the number and efficiency of its mining machines).

The Company respectfully summits to the Staff that given the age of the projections previously used and the recent volatility in the crypto asset market, BSGA and Bitdeer have agreed to use key selected financial information of Bitdeer based on the unaudited management accounts of Bitdeer for the year ended December 31, 2022 and other internally prepared financials and certain key financial information of Bitdeer as of January 31, and hash rate as of January 31, 2023 as part of the basis for the updated valuation analysis and not to rely on financial projections for updating the valuation. Accordingly, and in response to the Staff’s comment, the Company has revised the disclosure on pages 41, 47, and 133 through 145 of the Registration Statement.

Verbal comment of the Staff communicated on March 6, 2023

1.	For the disclosure and accounting when the Company discusses the “fair value of the cryptocurrency receivable”, the staff will not object to the accounting if it is revised to reflect the “fair value of the crypto currency lent asset”.

In response to the Staff’s comment, the Company has revised the disclosure on pages 238, F-22, F-29, F-33, F-39, F-46, F-53, F-61, F-62, F-77, F-81, F-84, F-91, and F-99 of the Registration Statement.

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t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

Will H. Cai +852 3758 1210 wcai@cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Linghui Kong, Chief Executive Officer, Bitdeer Technologies Holding Company
Naphat Sirimongkolkasem, Chief Financial Officer, Blue Safari Acquisition Corp.
Nicholas H.R. Dumont, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Partner, Cooley LLP
Danielle Bian, Partner, MaloneBailey, LLP
David Grossman, Partner, Marcum LLP
Derek Dostal, Esq., Partner, Davis Polk & Wardwell LLP
Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP